Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six months ended June 30, 2026

This operating and financial review should be read together with the unaudited interim condensed consolidated financial statements of ADS-TEC Energy PLC (the “Company”) and its consolidated subsidiaries (collectively, “ADSE”), and the related notes for the six months ended June 30, 2026, as well as the audited consolidated financial statements for the year ended December 31, 2025. The interim financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the last annual financial statements. This discussion contains forward-looking statements involving risks and uncertainties, and actual results may differ materially from those anticipated.

Overview

ADSE develops, produces and markets battery-buffered electric vehicle charging systems, battery energy storage systems, software and cloud-based services. Its offering includes charging hardware, service and maintenance solutions, intelligent control and monitoring, and commercial and industrial battery storage applications.

ADSE generates revenue primarily through the sale of energy storage and charging products, related services, and subscriptions to the Big-LinX platform. With its monitoring and control capabilities, Big-LinX enables proactive system management, rapid service response, and supports parts and performance warranties. ADSE serves two core markets: battery energy storage systems for commercial and industrial customers, and battery-buffered high-power charging infrastructure. Additionally, ADSE has developed a new business model “Own & Operate”, under which it acts as a charge point operator, operating its own charging infrastructure at selected locations across Germany. This model combines charging, energy trading, advertising and other energy-related services.

Since its founding in 2008, ads-tec Energy GmbH, ADSE’s principal operating subsidiary, has been dedicated to the development, production, and commercialization of battery-buffered energy solutions, subscription-based services, and related products. Throughout its history, ADSE has incurred operating losses and negative cash flows from operating activities while supporting its growth and business development initiatives. ADSE has funded its operations primarily through capital contributions, shareholder loans and customer payments.

Key Factors Affecting Operating Results

Battery-Buffered EV Charging Systems

EV Adoption

Demand for ADSE charging solutions depends on EV adoption, customer rollout schedules, access to charging sites and grid capacity, and customers’ financing and purchasing decisions. Revenue associated with the sale of ADSE’s charging solutions declined substantially in the first half of 2026 as the Company continued its strategic transition and addressed customers purchasing smaller unit packages over longer deployment periods.

Customer Concentration

ADSE’s revenue has historically been concentrated among a limited number of customers. Customer concentration decreased over the past years, with revenue from two major customers amounting to EUR 1.1 million and EUR 0.9 million, respectively, compared with EUR 6.6 million and EUR 1.3 million, respectively, in the prior-year period. Customer concentration may, however, fluctuate and could increase in future periods.

Production Planning and Inventory Management

ADSE’s operating results may be affected by inventory levels and the valuation of inventories. Inventories decreased from EUR 51.0 million as of December 31, 2025 to EUR 48.8 million as of June 30, 2026, and no additional inventory write-downs were recognized in the first half of 2026. ADSE continues to focus on reducing existing inventory levels and aligning production with realized customer demand.

Battery Energy Storage Systems

ADSE’s battery storage business is closely linked to the transition toward renewable and CO₂-neutral energy systems. While ADSE’s focus in 2025 was on battery-buffered EV charging solutions, it expanded its energy storage portfolio with two new systems. Initial customer projects have validated the benefits of these solutions and support future market expansion. However, continued growth depends on the development of the battery storage market, customer adoption, regulatory conditions, energy prices, and broader macroeconomic factors.

The Company is developing a large-scale battery storage project in Baden-Württemberg, Germany, with a planned capacity of approximately 1 GW and an initial storage volume of approximately 4 GWh (the “SKM Project”). The project is intended to be deployed as a utility-scale battery energy storage system.

It is designed as an integrated energy system, combining large-scale battery storage with photovoltaic generation. This co-location enhances economic performance by enabling optimized energy sourcing (e.g., charging from on-site solar) and improved revenue stacking across multiple markets, and also reflects a broader strategic shift toward hybrid energy infrastructure, where storage is tightly coupled with renewable generation.

The SKM Project is structured to operate as a long-term infrastructure asset and is intended to support multiple applications, including participation in energy trading, ancillary services and capacity markets, subject to applicable market conditions and regulatory frameworks. In this context, it is expected to contribute to the Company’s broader objective of expanding recurring and infrastructure-related revenue streams.

The SKM Project is currently in the development phase. To date, the Company has secured key elements required for project development, including site selection and long-term land access through contractual arrangements. In addition, the Company has progressed the grid connection process and has obtained grid connection capacity reservation, subject to the finalization of the grid connection agreement. The Company has also made progress in the permitting process, including the preparation and submission of required documentation and engagement with relevant authorities.

The project remains subject to the completion of the construction permitting process and the receipt of final regulatory approvals. In parallel, the Company is advancing technical planning and has already secured suppliers for electrical components, as well as initiated discussions with engineering and construction partners, in preparation for the potential construction phase.

Recently, the Company began seeking an equity investor to acquire up to 51% of the large-scale battery project. The level of investor interest and the progress of preliminary discussions support the Company’s expectation that the project will achieve the ready-to-build (RTB) milestone in Q4 2026 and will further progress towards commercial-operation-date (COD) thereafter.

Financing and Capital Structure

During the period, ADSE increased and extended shareholder loan facilities, repriced and exercised certain warrants, issued subscription rights, and partially repurchased warrants related to convertible notes. These transactions strengthened equity and reduced warrant liabilities, but operating cash flow remained negative.

Components of Results of Operations

Revenue

Revenue comprises Service, Charging, Own & Operate, Battery Energy Storage Systems and Other. Revenue is recognized based on the nature of the relevant customer contract, including point-in-time recognition for transferred products and over-time recognition where applicable.

Cost of Sales

Cost of sales includes materials, production personnel, depreciation and amortization, field service, support and other production-related expenses.

Gross Profit and Gross Margin

Gross profit is revenue less cost of sales and gross margin is gross profit as a percentage of revenue. ADSE offers a range of products that vary widely in price and associated margin. Accordingly, ADSE’s gross profit and gross margin vary from period to period due to revenue levels, product mix, new product introductions and ADSE’s efforts to optimize its operations and supply chain.

Research and Development Expenses

Research and development expenses mainly comprise personnel and other costs related to product development, improvement, testing and product management.

Selling, General and Administrative Expenses

SG&A expenses include personnel expenses, legal and consulting fees, administration fees, insurance expenses, marketing costs, depreciation and amortization, and other administrative expenses.

Finance Result

The finance result comprises finance income and finance expenses, including gains and losses arising from the remeasurement of warrant liabilities, foreign currency gains and losses, and interest expense on financing arrangements, including shareholder loans.

Results of Operations

Comparison of the Six Months Ended June 30, 2026 and 2025

in kEUR	H1 2026	H1 2025	Change	Change (%)
Revenue	7,352	14,614	-7,262	-50%
Cost of sales	-14,198	-21,277	7,079	33%
Gross profit (loss)	-6,846	-6,663	-183	-3%
Research and development expenses	-4,233	-4,472	239	5%
Selling and general administrative expenses	-15,187	-18,624	3,437	18%
Impairment gains (losses) on trade receivables, contract assets, and other investments	-160	43	-203	-472%
Other income	305	250	55	22%
Other expenses	-131	-550	419	76%
Operating result	-26,253	-30,016	3,763	13%
Finance income	16,751	38,743	-21,992	-57%
Finance expenses	-32,764	-23,613	-9,151	-39%
Net finance result	-16,012	15,130	-31,142	-206%
Result before tax	-42,265	-14,886	-27,379	-184%
Income tax benefits (expenses)	240	120	120	100%
Result for the period	-42,025	-14,766	-27,259	-185%
Other comprehensive income (loss)	-472	-115	-357	-310%
Total comprehensive income (loss) for the period	-42,497	-14,882	-27,615	-186%

Revenue by Revenue Stream

in kEUR	H1 2026	H1 2025	Change	Change (%)
Service	4,541	4,623	-82	-2%
Charging	2,383	9,804	-7,421	-76%
Own & Operate	132	0	132	n/m
Battery Energy Storage System	73	103	-30	-29%
Other	223	85	138	162%
Total	7,352	14,614	-7,262	-50%

Revenue by Geography

in kEUR	H1 2026	H1 2025	Change	Change (%)
Europe	7,004	13,790	-6,786	-49%
North America	348	825	-477	-58%
Total	7,352	14,614	-7,262	-50%

Total revenue decreased by EUR 7.3 million, or approximately 50%, to EUR 7.4 million from EUR 14.6 million in the prior-year period, principally due to the decrease in Charging revenue.

The revenue stream “Charging” primarily includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue from CBX and CPT is recognized once the product is transferred to the customer. Charging revenue decreased by EUR 7.4 million, or approximately 76%, to EUR 2.4 million. The decrease primarily reflected lower demand from customers driven primarily by weaker momentum in the electric vehicle market, which has resulted in lower demand for charging infrastructure, as well as the ongoing challenging macroeconomic conditions. Charging revenues are expected to increase during the second half of 2026.

Service revenue is recognized in the period during which the services are rendered. Service revenue remained broadly stable at EUR 4.5 million. It represented approximately 61.8% of total revenue in the first half of 2026 and was ADSE’s largest revenue stream during the period.

The Own & Operate business model is capital intensive and, due to limited funding available to date, its expansion has progressed more slowly than originally planned. In the reporting period, the Own & Operate business generated initial revenue of EUR 0.1 million.

Revenue from Battery Energy Storage System (BESS or C&I) decreased by EUR 30 thousand, or approximately 29%, to EUR 73 thousand in the six months ended June 30, 2026. Revenue remained limited because projects typically require six to nine months to progress from contract award to revenue recognition. As a result, orders secured in 2025 are expected to contribute primarily to revenues in the second half of 2026. Although order intake was relatively weak in the first half of 2026, it began to improve during the third quarter and is expected to continue gaining momentum through year-end.

On a geographic basis, external revenue in Europe decreased by EUR 6.8 million, or approximately 49%, to EUR 7.0 million, primarily reflecting lower Charging revenue. External revenue in North America decreased by EUR 0.5 million, or approximately 58%, to EUR 0.3 million, reflecting lower Charging revenue as ADSE continued to prioritize its strategic transition over near-term sales growth in the region.

Cost of Sales

Cost of sales decreased by EUR 7.1 million, or 33%, to EUR 14.2 million, primarily reflecting lower material costs due to lower sales volumes. This decrease was partly offset by increases of EUR 0.4 million in depreciation and amortization and EUR 0.7 million in other expenses, while personnel expenses remained broadly stable. No new inventory write-downs were recognized in the period.

Gross Profit

Gross loss increased by EUR 0.2 million to EUR 6.8 million, and gross margin decreased to negative 93.1% from negative 45.6%. The deterioration in gross margin reflected the significant decrease in revenue, while cost of sales decreased by only 33%, as personnel expenses remained broadly stable and depreciation and amortization increased.

Research and Development

Research and development expenses decreased by EUR 0.2 million, or 5%, to EUR 4.2 million.

Selling, General and Administrative

SG&A expenses decreased by EUR 3.4 million, or 18%, to EUR 15.2 million, primarily due to lower legal and consulting fees, which decreased from EUR 5.0 million to EUR 2.5 million.

Other Income and Other Expenses

Other income increased by EUR 0.1 million to EUR 0.3 million, while other expenses decreased by EUR 0.4 million to EUR 0.1 million.

Net Finance Result

The net finance result decreased by EUR 31.1 million, shifting from net finance income of EUR 15.1 million in the prior-year period to net finance expense of EUR 16.0 million in the first half of 2026. Finance income decreased by EUR 22.0 million, primarily due to a decrease in income from the remeasurement of warrant liabilities from EUR 24.9 million to EUR 13.8 million and a decrease in foreign currency gains from EUR 13.8 million to EUR 3.0 million. Remeasurement income in the first half of 2026 resulted from the decline in ADSE’s share price, while foreign currency gains arose primarily from the valuation of warrant liabilities denominated in U.S. dollars.

Finance expenses increased by EUR 9.2 million, primarily due to an increase in expenses from the remeasurement of warrant liabilities from EUR 0.1 million to EUR 28.9 million. The remeasurement expenses in the first half of 2026 related to public and private warrant liabilities, warrant liabilities associated with shareholder loans and warrant liabilities associated with capital increases. This increase was partially offset by a decrease in interest expense on shareholder loans from EUR 19.3 million to EUR 0.8 million and the absence of interest expense on the convertible note, compared with EUR 1.6 million in the prior-year period.

Income Taxes

Income tax benefits were EUR 0.2 million, compared with EUR 0.1 million in the prior-year period.

Liquidity and Capital Resources

Sources of Liquidity and Going Concern

ADSE has historically funded its operations through capital raises, shareholder loans, proceeds from its operations and customer payments. As of June 30, 2026, cash and cash equivalents were EUR 4.6 million, compared with EUR 7.0 million as of December 31, 2025. Current loans and borrowings were EUR 15.9 million, compared to EUR 5.0 million as of December 31, 2025.

In the first half of 2026, ADSE received proceeds of EUR 10.2 million from shareholder loans, EUR 7.9 million from the issuance of shares and EUR 4.8 million from the exercise of warrants. These inflows were partially offset by EUR 4.2 million paid to repurchase warrants and EUR 0.7 million of lease repayments, resulting in net cash provided by financing activities of EUR 18.0 million.

As of June 30, 2026, total available shareholder credit lines were EUR 56.4 million, of which EUR 41.1 million was undrawn. Certain shareholder loan maturities were extended to July 31, 2027, while another shareholder loan was extended to July 31, 2026. Management’s business plan assumes additional drawings of EUR 30.0 million under these facilities and forecasts that ADSE will remain cash positive throughout the twelve months following issuance of the Interim Financial Statements.

In addition, ADSE is advancing the development of its large-scale battery project toward the RTB milestone, which it currently expects to achieve in Q4 2026. In connection with financing the project’s further development, ADSE has begun seeking an equity investor to acquire an interest of up to 51% in the project and is in discussions with multiple potential investors.

However, recurring losses, negative operating cash flows and uncertainty regarding forecast execution and the availability of additional financing continue to raise substantial doubt about the Company’s ability to continue as a going concern.

Debt Profile and Financing Developments

in kEUR	Jun. 30, 2026	Dec. 31, 2025
Loans and borrowings, current	15,880	5,010
Warrant liabilities, current	5,688	43,550
Warrant liabilities, non-current	5,708	11,259
Lease liabilities, total	2,620	3,188

During the first half of 2026, shareholder loan facilities were increased, interest rates were amended, additional drawings were made and maturities were extended. ADSE received EUR 10.2 million of proceeds from shareholder loans, and current loans and borrowings increased to EUR 15.9 million as of June 30, 2026, from EUR 5.0 million as of December 31, 2025. Certain shareholder loan maturities were extended to July 31, 2027, while another shareholder loan was extended to July 31, 2026.

Certain warrants related to shareholder loans were repriced from USD 6.20 to USD 1.00 and exercised, generating proceeds and new Ordinary Shares. A total of 5,172,045 such warrants were exercised, generating proceeds of USD 5.2 million and resulting in the issuance of 5,172,045 Ordinary Shares. In addition, 40,859 public warrants were exercised, generating proceeds of USD 0.5 million. Total proceeds from warrant exercises were EUR 4.8 million.

Subscription rights were exercised for 9.3 million Ordinary Shares, generating gross proceeds of EUR 7.9 million. As of June 30, 2026, subscription rights to purchase a further 2.0 million Ordinary Shares remained outstanding and exercisable until December 31, 2029.

ADSE also made a partial payment of EUR 4.2 million in connection with the repurchase and cancellation of warrants related to the 2025 convertible-note financing. The payment resulted in the cancellation of 742,924 warrants. As of June 30, 2026, 1,084,360 warrants remained outstanding and the remaining payment obligation was USD 7.6 million, or EUR 6.5 million, which was recognized in trade and other payables. Following the warrant exercises, cancellations and remeasurements, total warrant liabilities decreased to EUR 11.4 million as of June 30, 2026, from EUR 54.8 million as of December 31, 2025.

Cash Flow Summary

in kEUR	H1 2026	H1 2025	Change
Cash flow from operating activities	-18,657	-30,196	11,539
Cash flow from investing activities	-1,781	-1,014	-767
Cash flow from financing activities	17,955	46,384	-28,429
Net decrease / increase in cash and cash equivalents	-2,483	15,174	-17,657
Cash and cash equivalents at end of period	4,589	37,869	-33,280

Operating Activities

Net cash used in operating activities improved by EUR 11.5 million to a net cash outflow of EUR 18.7 million. The improvement primarily reflected a smaller negative cash-flow effect from changes in trade payables, which decreased to EUR 5.7 million from EUR 18.7 million, and a larger positive cash-flow effect from changes in contract liabilities, which increased to EUR 4.1 million from EUR 0.8 million. These effects were partially offset by smaller cash-flow benefits from reductions in trade receivables and inventories.

Investing Activities

Net cash used in investing activities increased by EUR 0.8 million to EUR 1.8 million. Cash outflows included EUR 0.9 million for property, plant and equipment and EUR 0.9 million for investments in other entities.

Financing Activities

Net cash provided by financing activities was EUR 18.0 million, compared with EUR 46.4 million in the prior-year period. Inflows included EUR 10.2 million from shareholder loans, EUR 7.9 million from share issuances and EUR 4.8 million from warrant exercises. Outflows comprised EUR 4.2 million for warrant repurchases, EUR 0.7 million of lease repayments and EUR 0.1 million of interest paid.

The decrease in net cash provided by financing activities primarily reflected the absence of EUR 40.9 million of proceeds from the issuance of convertible notes and warrants received in the prior-year period and a decrease in proceeds from warrant exercises to EUR 4.8 million from EUR 22.2 million. These effects were partially offset by EUR 10.2 million of proceeds from shareholder loans in the first half of 2026 and the absence of the EUR 14.4 million of shareholder-loan repayments made in the prior-year period.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as defined in Item 303 of Regulation S-K as of June 30, 2026.

Research and Development, Patents and Licenses, etc.

ADSE’s accounting for research and development costs follows IAS 38. Research costs are expensed as incurred, while qualifying development costs are capitalized after the relevant recognition criteria are met and amortized when the asset is ready for use. ADSE recognized research and development expenses of EUR 4.2 million in the first half of 2026, compared with EUR 4.5 million in the prior-year period.

Trend Information

The first half of 2026 was characterized by lower Charging revenue, a stable Service contribution, initial Own & Operate revenue, continued negative operating cash flow and significant capital-structure transactions. ADSE plans to intensify sales in Europe and the United States, reduce working capital, continue cost-optimization and product-development programs, and expand its full-service model. The Company is also advancing large-scale battery projects and evaluating potential equity and debt financing alternatives.

Critical Accounting Estimates

ADSE prepares its consolidated financial statements in accordance with IFRS as issued by the IASB. Critical estimates and judgments relevant to the interim period include the going-concern assessment, valuation of warrant liabilities, recoverability and valuation of inventories, revenue recognition, provisions, and classification and measurement of financing and equity transactions. The interim financial statements should be read together with the material accounting policies and accounting estimates disclosed in the 2025 annual financial statements.